Filed by Reinvent Technology Partners Z Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Hippo Enterprises Inc. Commission File No. 001-39711 Date: July 16, 2021Filed by Reinvent Technology Partners Z Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Hippo Enterprises Inc. Commission File No. 001-39711 Date: July 16, 2021

This presentation (this “Presentation”) was prepared by Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”) in connection for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not with their proposed business combination. By accepting this Presentation, you agree to use this Presentation for the sole purpose of evaluating the intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of RTPZ or Hippo. potential transaction. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of RTPZ and Hippo is prohibited. This Presentation is for informational discussion purposes only and does not constitute an offer to sell or INDUSTRY AND MARKET DATA exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, This Presentation contains statistical data, estimates and forecasts provided by Hippo and/or based on independent industry publications or other sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is publicly available information, as well as other information based on Hippo’s internal sources. This information involves many assumptions and restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of law or regulation. the data that has been provided by Hippo and/or contained in these industry publications and other publicly available information. Accordingly, neither RTPZ nor Hippo nor any of their affiliates and advisors makes any representations as to the accuracy or completeness of these data. NO REPRESENTATIONS AND WARRANTIES This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No FINANCIAL INFORMATION AND NON-GAAP MEASURES representation or warranty, express or implied, is or will be given by RTPZ or Hippo or any of its respective affiliates, directors, officers, employees or This Presentation contains certain estimated preliminary financial results and key operating metrics. This information is preliminary and subject to advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other change. As such, the actual results may differ from the estimated preliminary results presented here. This Presentation includes non-GAAP financial communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility measures. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP.Other thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Hippo’s such changes may be material. RTPZ and Hippo disclaim any duty to update the information contained in this Presentation. non-GAAP measures may not be directly comparable to similarly titled measures of other companies or transactions. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking FORWARD LOOKING STATEMENTS non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction USE OF PROJECTIONS between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward- subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of RTPZ’s and which may adversely affect the price of RTPZ’s securities, (ii) the risk that the transaction may not be completed by RTPZ’s business combination Hippo’s control. While all financial projections, estimates and targets are necessarily speculative, RTPZ and Hippo believe the preparation of prospective deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ, (iii) the failure to satisfy the financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of conditions to the consummation of the transaction, including the adoption, by the shareholders of RTPZ, of the Agreement and Plan of Merger, dated preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of RTPZ, Hippo or the combined as of March 3, 2021 (the “Merger Agreement”), by and among RTPZ, Hippo, and RTPZ Merger Sub Inc., a Delaware corporation and a direct wholly company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. owned subsidiary of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the contained in the prospective financial information will be achieved. inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Hippo’s business IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and This document relates to a proposed transaction between RTPZ and Hippo. In connection with the proposed transaction, RTPZ has filed a registration potential difficulties in Hippo employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be statement on Form S-4 (333-254691), which includes a preliminary prospectus and proxy statement of RTPZ, referred to as a proxy instituted against Hippo or against RTPZ related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTPZ’s securities statement/prospectus. A final proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the on a national securities exchange, (xi) the potential volatility of RTPZ’s securities, which may result from a variety of factors, including changes in the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration competitive and highly regulated industries in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure, (xii) the ability to implement transaction as they become available because they will contain important information about the proposed transaction. business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at z.reinventtechnologypartners.com or upon written quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with request to Reinvent Technology Partners Z , 215 Park Avenue, Floor 11 New York, NY. the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider PARTICIPANTS IN THE SOLICITATION the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s Annual Report on Form 10-K for the year RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s ended December 31, 2020, as amended, the registration statement on Form S-4 (333-254691) discussed below and other documents filed by RTPZ from shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ their interests in the business combination will be contained in the proxy statement/prospectus when available. materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are You may obtain free copies of these documents as described in the preceding paragraph. cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations. TRADEMARKS All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely 2

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Reid Hoffman

- Co-lead Director of RTPZ
- Partner at Greylock
- Board Member at Microsoft
- Founder of LinkedIn and founding member of PayPal



Mark Pincus

- Co-lead Director of RTPZ
- Founder and Chairman of Zynga
- Founder of Tribe.net, Support.com, and FreeLoader



Michael Thompson

- CEO, CFO & Director of RTPZ
- Founder and Portfolio Manager of BHR Capital
- Advisor and board member to several companies



David Cohen

- Secretary of RTPZ
- Previously Associate General Counsel at Zynga and Senior Counsel at Proskauer



Daniel Urdaneta

- Investment Partner at Reinvent Capital
- Previously Investor at ValueAct and Warburg Pincus



Matt DeGraw

- Principal at Reinvent Capital
- Previously Investor at Francisco Partners

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3

Reinventing Homeowner's Insurance: Hippo

Reinvent

Reinvent goal: to partner with amazing founders with game changing technologies who are inventing or reinventing industries

Experience as entrepreneurs, operators, investors, and public company board members helping drive execution and strategy

Structurally committed to long-term partnership with Hippo and alignment with investors through lock-ups up to 2 years and price-based vesting

+

hippo

Hippo offers opportunity for Venture Capital @Scale

Reinvent vision for Hippo: Homeowners Insurance 2.0

World class team, leading technology, and insurance expertise. Hippo is best positioned to modernize a massive market, ripe for disruption

Transaction implies a fully diluted pro forma enterprise value of $5.0B (4.4x 2023E Total Generated Premium)

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Hippo is an Attractive ü Adaptive Management Team Opportunity on Many ü Technology & Insurance Expertise Dimensions ü Disciplined Underwriters ü Customer Value Proposition ü Homeowners Insurance Market Structure ü Housing Macro Fundamentals ü Strong Unit Economics ü Relative and Fundamental Valuation ü Many Ways to Win 5Hippo is an Attractive ü Adaptive Management Team Opportunity on Many ü Technology & Insurance Expertise Dimensions ü Disciplined Underwriters ü Customer Value Proposition ü Homeowners Insurance Market Structure ü Housing Macro Fundamentals ü Strong Unit Economics ü Relative and Fundamental Valuation ü Many Ways to Win 5

Table of Contents Hippo: Disrupting Homeowners Insurance 7 Executive Investment Summary 22 Historical Context 38 Upside Drivers 48 Hippo versus Peers 55 Unit Economics and Key Financial Drivers 62 6Table of Contents Hippo: Disrupting Homeowners Insurance 7 Executive Investment Summary 22 Historical Context 38 Upside Drivers 48 Hippo versus Peers 55 Unit Economics and Key Financial Drivers 62 6

Hippo: Disrupting Homeowners Insurance 7Hippo: Disrupting Homeowners Insurance 7

The Opportunity in Homeowners Insurance is a Massive, Growing Market Homeowners Small penetration assumptions drive large Insurance is Massive potential outcomes for Hippo • Large and Growing Market: US Homeowners Insurance is a $100B+ Market Growing $179B (1) at 5%+ annually • Fragmented: only one player $140B with more than 10% market share $110B $89B • Sticky: 8+ year average (2) $71B customer lifetime $58B • Mandatory: homeowners $35B insurance is required whenever one has a mortgage 2000 2005 2010 2015 2020 2025 2030 (1) Morgan Stanley Research (2) William Blair Research Source: Morgan Stanley Research 8The Opportunity in Homeowners Insurance is a Massive, Growing Market Homeowners Small penetration assumptions drive large Insurance is Massive potential outcomes for Hippo • Large and Growing Market: US Homeowners Insurance is a $100B+ Market Growing $179B (1) at 5%+ annually • Fragmented: only one player $140B with more than 10% market share $110B $89B • Sticky: 8+ year average (2) $71B customer lifetime $58B • Mandatory: homeowners $35B insurance is required whenever one has a mortgage 2000 2005 2010 2015 2020 2025 2030 (1) Morgan Stanley Research (2) William Blair Research Source: Morgan Stanley Research 8

Complexity Creates Opportunity for Disruption

Unique Attributes and Drivers of Homeowners Market

- The insurance industry relies on actuaries who use historical data to forecast potential outcomes to drive underwriting decisions
- Homeowners insurance is a uniquely difficult problem for actuaries given the need to forecast catastrophe exposure at a hyper-localized level and the constant evolution of what product(s) one is underwriting
- As in investing, the more difficult and volatile the forecasting problem, the more room there is for profit and differentiation in underwriting. This has enabled P&C insurance broadly to generate the most "surplus" of all insurance lines
- We believe the Home Insurance industry has several unique attributes, secular tailwinds, and macroeconomic drivers that make it among the most attractive long-term opportunities for a technology-native insurance company

Increasing technical complexity of homes and insured products inside	Climate change → extreme weather departing from past models
Aging agent population → shift towards DTC, importance of omnichannel distribution capabilities	Lack of product innovation among incumbents leaves room for customer-centric disruption
Heterogenous and localized underwriting → increasing importance of data collection	Ability to use technology to prevent frequency of events
Increasing complexity of regulatory environment → increasing barriers to entry and returns to speed of adaptation / regulatory expertise	Enhanced privacy and data rules favor companies with technological proficiency
Growth in 3rd party data sets that can provide underwriting differentiation if integrated into sophisticated system	High retention category with attractive unit economics and loss ratios

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9

Complexity Creates Opportunity for Differentiation...

Complexity of home insurance market drives increasing opportunities for differentiation versus incumbents on product, distribution, customer experience, and underwriting as technology further embeds in industry

= Hippo focus today

Home Insurance Covers a Complex Matrix of Items and Situations



WHAT DOES HOMEOWNERS INSURANCE COVER?
Homeowners insurance may help protect your house, your belongings and even you if the unexpected occurs. Typical policies include four key types of protection — dwelling, other structures, personal property and liability coverage. Not all policies are alike, and it's important to remember that coverage limits and deductibles may apply.
DWELLING COVERAGE
If your home is damaged, dwelling coverage may help pay to repair or rebuild the home. Some of the risks that are typically covered include:
FIRE & SMOKE
WIND
LIGHTNING STRIKES
HAIL
OTHER STRUCTURES COVERAGE
Other structures coverage may help pay to repair or replace certain components that are not attached to your home after a covered loss. This coverage may extend to items such as:
A SHED
A DETACHED GARAGE
A FENCE
PERSONAL PROPERTY COVERAGE
Personal property coverage may help reimburse you for the value of your belongings or pay to replace your belongings after a covered loss. Examples of what personal property coverage may help protect include:
FURNITURE
ELECTRONICS
CLOTHING
LIABILITY COVERAGE
No matter how careful you are, accidents can happen. Liability coverage may help pay for costs resulting from an injury to someone else or damage to their property if you are found liable. For instance, liability protection may help cover:
A GUEST'S MEDICAL BILLS
YOUR LEGAL EXPENSES IF SUED
AN INJURED PARTY'S LOST WAGES
COSTS OF REPAIRING DAMAGE YOU ACCIDENTALLY CAUSED TO SOMEONE ELSE'S PROPERTY
Allstate
Contact a local Allstate agent for an insurance quote or for help reviewing or adjusting your existing coverages. www.allstate.com/tools-and-resources

Types of Home Insurance

80% of Total Non-Commercial Market[1] (HO3)

New builds & unique partnerships (HO5)

HO1 "Basic Form" – home and personal property protected at cash value against ten perils	**HO5** "Comprehensive Form" – all property and dwelling at replacement cost
HO2 "Broad Form" – dwelling at replacement cost; personal at cash with six additional perils protected v. H01	**HO6** Condo Insurance
HO3 "Special Form" – "all-risks" coverage for dwelling except exclusions, all perils for personal covered at cash value	**HO7** Mobile Home
HO4 Renters Insurance	**HO8** "Modified Coverage Form"
DB3 Residential building	**Commercial Line Habitational** Commercial residential properties such as apartment buildings, homeowners associations, rented houses, and condominiums

(1) https://www.policygenius.com/homeowners-insurance/types-of-homeowners-insurance/

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10

...Creating Ability for Tech Native Players to Capture Disproportionate Share of Future Premium Growth

- The auto insurance industry serves as an important example of how quickly channel distribution can shift
- Homeowners still early on DTC penetration
  - DTC represented 7% of direct premiums written for U.S. homeowners insurance in 2017, vs. 23% for personal auto[1]
- From 2009 to 2017, captive agent distribution fell from 57% share of direct premiums written to 48%, while DTC has increased from 5% to 7% share over the same time period
- Hippo has ability to be the Geico or Progressive of the Homeowners Insurance market by capturing this shift in a digitally native manner
- As shown by the evolution of auto insurance, channel shifts tend not to be binary. Customer journeys can mix and match channels throughout a shift towards DTC. Omnichannel capabilities are crucial to win in this transition

Auto insurance customer journeys have migrated towards DTC or mixed channel acquisition journeys

Top 5 multichannel shopping journeys[1]



Percent of shoppers
Gather
Quote
Purchase
28%
Direct
Direct
Direct
16%
Direct
Direct
Agent
13%
Agent
Agent
Agent
8%
Mix of agent and direct
Mix of agent and direct
Agent
7%
Direct
Agent
Agent
Top 3 most common journeys

(1) Account for 72% of all shoppers
Source 2012 McKinsey Auto Insurance Customer Insights Research

Homeowners market is early in the evolution towards DTC distribution...creating ability for tech-native players to capture similar shift as in other markets

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(1) https://www.mckinsey.com/~/media/mckinsey/industries/financial%20services/our%20insights/state%20of%20property%20and%20casualty%20insurance%202020/state-of-property-and-casualty-insurance-2020.ashx

11

Structural Changes Underway in Distribution Channel Diversification is Channels From Agents to DTC Starting to Take Hold in Homeowners Insurance Following Auto, Homeowners Market Starting Macro trends favor tech-forward challengers to Adopt Direct Distribution 2009-17 US homeowner’s direct premiums written by channel, % 2009-’17 CAGR Agent-channel Aging Agent conflict Population Independent 38 41 41 45 (1) 44 Incumbents hindered 2% average age of 61 Agent by legacy agent network (and increasing) Captive -2% vs vs 57 52 53 48 49 Direct Omnichannel Response 4% 666 7 5 Birth of the distribution 2009 2011 2013 2015 2017 digital consumer API integration into multiple New generation of customers channel partners (such as 2009-17 US personal auto direct premiums written by channel, % 2009-’17 expect differentiated buying builders, originators, realtors, loan CAGR experiences servicers) Independent 32 31 31 31 0% 33 • The home insurance market industry should over the long term follow Agent the same path as auto insurance towards DTC distribution, and the use of technology at every stage of the insurance lifecycle – customer -2% 46 Captive 48 50 53 49 acquisition, underwriting, claims processing and management • Omnichannel approach today ensures ability to scale throughout this Direct transition 5% 23 21 19 16 17 Response 2009 2011 2013 2015 2017 Source: https://www.mckinsey.com/~/media/mckinsey/industries/financial%20services/our%20insights/state%20of%20property%20and%20casualty%20insurance%202020/state-of-property-and-casualty-insurance-2020.ashx (1) Hippo Analyst Day Presentation – May 2021 12Structural Changes Underway in Distribution Channel Diversification is Channels From Agents to DTC Starting to Take Hold in Homeowners Insurance Following Auto, Homeowners Market Starting Macro trends favor tech-forward challengers to Adopt Direct Distribution 2009-17 US homeowner’s direct premiums written by channel, % 2009-’17 CAGR Agent-channel Aging Agent conflict Population Independent 38 41 41 45 (1) 44 Incumbents hindered 2% average age of 61 Agent by legacy agent network (and increasing) Captive -2% vs vs 57 52 53 48 49 Direct Omnichannel Response 4% 666 7 5 Birth of the distribution 2009 2011 2013 2015 2017 digital consumer API integration into multiple New generation of customers channel partners (such as 2009-17 US personal auto direct premiums written by channel, % 2009-’17 expect differentiated buying builders, originators, realtors, loan CAGR experiences servicers) Independent 32 31 31 31 0% 33 • The home insurance market industry should over the long term follow Agent the same path as auto insurance towards DTC distribution, and the use of technology at every stage of the insurance lifecycle – customer -2% 46 Captive 48 50 53 49 acquisition, underwriting, claims processing and management • Omnichannel approach today ensures ability to scale throughout this Direct transition 5% 23 21 19 16 17 Response 2009 2011 2013 2015 2017 Source: https://www.mckinsey.com/~/media/mckinsey/industries/financial%20services/our%20insights/state%20of%20property%20and%20casualty%20insurance%202020/state-of-property-and-casualty-insurance-2020.ashx (1) Hippo Analyst Day Presentation – May 2021 12

Technology Can Help Reduce the Frequency and Technology and Data Are Severity of Claims Events Going to Transform Homeowners Insurance Data & Technology Penetration Technology Loss Frequency Loss Severity Loss Ratio Margins Today Opportunity • Low predictability has led to low technology adoption to date • Low hanging fruit for Home technology adoption Low High Volatile High Low from beginning to end Insurance • Opportunity for IoT and monitoring to decrease frequency and severity • High predictability led to early investments and penetration Auto Stable, • Actors innovating in High Low Low High Insurance Predictable underwriting after optimizing remainder of value chain 13Technology Can Help Reduce the Frequency and Technology and Data Are Severity of Claims Events Going to Transform Homeowners Insurance Data & Technology Penetration Technology Loss Frequency Loss Severity Loss Ratio Margins Today Opportunity • Low predictability has led to low technology adoption to date • Low hanging fruit for Home technology adoption Low High Volatile High Low from beginning to end Insurance • Opportunity for IoT and monitoring to decrease frequency and severity • High predictability led to early investments and penetration Auto Stable, • Actors innovating in High Low Low High Insurance Predictable underwriting after optimizing remainder of value chain 13

Homeowners Insurance is Ready for a Better Solution

	Customer Experience	Policy	Claims
Current Paradigm	• **Slow** – often takes days to secure a policy • **Customer-supplied data** leads to questions customers don't know answers to (e.g., how close is your house to a fire hydrant?, what material is your roof?) • Purchase through an **agent** often required	• **Antiquated coverage** – fur coats, gold bullion, stamp collections, pewter bowls, and crypts and mausoleums • Customer-supplied data impacts underwriting accuracy	• **Adversarial** – customers have come to expect painful claims experience • Homeowners are considered policyholders rather than customers
Hippo Differentiation	• **Fast** – quote in just 60 seconds and a fully bound policy in less than 5 minutes • **Automated** – 3rd party data integration allows for more seamless buying experience • **Omnichannel** selling allows customers to decide whether to buy through an agent or online directly	• **Relevant** – home office, electronics, water back-up coverage • **Accurate** – 3rd party, verifiable data sources enable more accurate underwriting • **Ongoing** – ongoing underwriting ensures customers stay properly protected	• **Human approach** • **Proactive services** that reinforce core product and strengthen relationship with customers • Event monitoring • Claims concierge • Maintenance resources

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14

Technology Can Help Across the Customer Journey, From Inception to Claims Processing

Technology Can Help From Inception to Claims Management

Illustrative Customer Lifecycle — Year 1

Customer Experience

- **Improved customer experience**
- **Easier and quicker to buy; quote in just 60 seconds (and a fully bound policy in less than 5 minutes)**
- Omnichannel distribution designed to meet consumers wherever they shop for insurance
- Optimized experience for agents to sell-through policies

Underwriting

- **More accurate underwriting using third party data rather than unreliable and obscure customer supplied data**
- **Modern policy focused on current needs**
- Automated remote analysis and verification
- Data science and ML to improve actuarial models

Proactive Monitoring

- **Usage of 3rd party data sources and predictive modeling allows for continuous underwriting to help customers' keep policies up to date and proactive monitoring**

Claim Severity & Frequency Reduction

- **IoT devices allows for earlier detection and prevention of severe loss categories**

Claims Processing

- **Proactive, human approach to claims turns an adversarial customer relationship into a partnership**
- Hippo has differentiated NPS
- Use technology to optimize internal and customer facing claims processing to increase retention and customer satisfaction, lower costs

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15

IoT Devices Enable Next-Gen Prevention Capabilities

Hippo Smart Home program is the most widely adopted in the US Home Insurance space[1]

- Kits include devices intended to mitigate damage from water, fire, and theft
- **~70% customer opt-in rate**
- **~70% customer activation rate**
- Drives acquisition, retention, and reduces risk over time



Simple, effective and smart
Smart home devices monitor and help protect the things that matter most - your home and the people in it. These simple but effective devices help prevent things like water damage, fires and break-in, leaving you with greater peace of mind and savings on your homeowner's insurance.

Focus on **preventative maintenance** drives potential for **lower long-term loss ratio**, with ability to capture economic surplus

Ample Opportunity For Use of IoT Devices to Drive Down Loss Frequency and Severity

Homeowners Insurance Losses By Cause, 2014-2018 [2][3]

(Percent of losses incurred)

Cause of Loss	2014	2015	2016	2017	2018
Property Damage [4]	**96.0%**	**96.4%**	**96.4%**	**98.0%**	**98.1%**
Wind and Hail	28.8	21.1	32.8	41.7	34.4
Fire and Lighting	24.6	22.2	25.9	32.8	32.7
Water Damage and Freezing	33.6	45.8	30.5	18.4	23.8
Theft	2.4	1.8	1.8	1.0	1.0
All other Property Damage [5]	6.7	5.6	5.4	4.1	6.2
Liability [6]	**4.0**	**3.6**	**3.6**	**2.0**	**1.9**
Bodily Injury and Property Damage	3.9	3.4	3.4	1.9	1.8
Medical Payments and Others	0.2	0.2	0.2	0.1	0.1
Credit Card and Others [7]	<0.1	<0.1	<0.1	<0.1	<0.1
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

- Hippo IoT devices seek to **proactively prevent and mitigate severity** of claims
- Industry data shows **~20-40% of total losses per year are caused by water damage** and freezing alone; large opportunity for IoT devices and water sensors to address this loss over the long-term

(1) Connected Insurance Observatory, a global insurance think-tank (2) https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance (3) For homeowners multiple peril policies (HO-2, HO-3, HO-5 and HE-7 for North Carolina). Excludes tenants and condominium owners policies. Excludes Alaska, Texas and Puerto Rico (4) First party, i.e., covers damage to policyholder's own property (5) Includes vandalism and malicious mischief (6) Payments to others for which policyholder is responsible (7) Includes coverage for unauthorized use of various cards, forgery, counterfeit money and losses not otherwise classified

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Experiments Conducted with IoT Devices Highlight Huge Potential for Loss Mitigation

IoT on Commercial Properties [1]



- Church Mutual started testing IoT in commercial properties in 2014 by providing **water sensors for detection of leaks and frozen pipes**
- Total cost to insurer of USD 8.9M to install devices across 9,000 commercial properties started in October 2016
- Total savings to insurer from loss mitigation service of USD 31M by the end of 2000, reflecting a **3.5x return on investment from IoT devices**

Home IoT Devices Shown to Have Large Impact on Water Damage [2]



- Test program was conducted between Moen and LexisNexis to study impact of Moen's Flo Device, a whole-home water shut-off "smart value"
- Results published in May 2020 saw a **96% drop in claims frequency and 72% drop in claims severity** [2] from the use of these smart valves
- **Large potential for IoT devices to address 20-40% of total home insurer losses from water damage**

(1) The Geneva Association – "From Risk Transfer to Risk Prevention" Report May 2021. Results reflect IoT test on 9k connected properties starting in 2014
(2) LexisNexis Risk Solutions White Paper – "Preventing Water Claims: Understanding the value of smart home technology" May 2020

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Data Provides Opportunity to Capture Underinsured "Whitespace" and Uninsured "Greenfield"

Underinsured

- **~60% of homeowners nationwide are underinsured by ~17% of the cost of their home[1]**
- Hippos' use of third-party data in the underwriting process enables more accurate policies than the typical 60 response questionnaire
- Third-party data sets are updated automatically (e.g., property / permit data) allowing for continuous policy updates

Uninsured

- **~4 million homes in the U.S. are uninsured[2]** according to industry studies
- A significant catastrophe insurance protection gap remains → opportunity for sophisticated insurance providers to use data over the long-term to penetrate "greenfield" catastrophe insurance coverage as models improve



Santa Rosa Mayor Chris Rogers, whose city was hit by the Tubbs fire last year, testified at a state legislative committee hearing earlier this year that two-thirds of the people affected by that wildfire were underinsured[1]



More than 80 percent of Hurricane Harvey victims did not have flood insurance, which is separate from a typical homeowners policy[1]

(1) https://www.pbs.org/newshour/economy/making-sense/californias-wildfire-victims-could-be-like-most-homeowners-underinsured; reflects results of surveys from the research firm Marshall & Swift/Boeckh
(2) https://www.iii.org/insuranceindustryblog/how-many-homes-are-insured-how-many-are-uninsured/

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18

Expertise Across Technology and Insurance

Rare **Team That Combines Best-in-Class Insurance and Technology Expertise** Allowing Hippo to Drive Quality & Differentiated Growth

Technology



Assaf Wand
Chief Executive Officer

- Founded Hippo in 2015
- Previously founded Foris Telecom and Sabi (sold to Urbio)
- Prior McKinsey consultant



Stewart Ellis
Chief Financial Officer

- CFO of Earnin and BloomReach
- VP of Finance at 23andMe
- Director, Corporate Development at eBay



Aviad Pinkovezky
Chief Product Officer

- Senior Product Manager at LinkedIn
- Prior McKinsey consultant



Ran Harpaz
Chief Technology Officer

- Founding CTO at Globality
- Senior Director, Payments, Mobile, Consumer Strategy at PayPal
- Prior McKinsey consultant

Insurance



Richard McCathron
President

- Founder & CEO of First Connect Insurance Services
- EVP & CRO at Home Value Protection Inc.
- President & CEO at Superior Access Insurance Services
- 14 years of experience at Mercury Insurance



Michael Stienstra
Chief Actuary

- Senior Vice President and 5 years of experience at Chubb
- Chairman of Task Force on Automated Vehicles at Casualty Actuarial Society
- VP Actuarial at Ace Insurance



Chris Donahue
Chief Underwriting Officer

- Global Head Underwriter Personal Property at AIG
- Chief Underwriting Officer, Chubb Personal Risk Services
- Chief Underwriting Officer at ACE Private Risk Services



Torben Ostergaard
Spinnaker CEO

- Advisory Board member at Opendoor
- EVP and Chief Risk Officer at USAA

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19

Hippo is Uniquely Positioned to Win

Innovators Dilemma Prevents Industry Incumbents From Innovating Product, Focusing on True Customer

Incumbent Approach:

- Customer Acquisition: channel conflict with DTC and existing agent base
- Policies: archaic insurance policies covering out-of-date items. Changing policies requires agent channel re-education
- Underwriting: inflexible data architecture doesn't allow for rapid iteration of data sources
- Customer Service: "agent" as customer versus policyholder as customer
- Technology: complex, legacy tech stack or in some cases buying software off the shelf


HOMEOWNERS
INSURANCE
POLICY


THE INNOVATOR'S DILEMMA
WHEN NEW TECHNOLOGIES CAUSE GREAT FIRMS TO FAIL
CLAYTON M. CHRISTENSEN

Incumbents forced to choose between maintaining the stability of their current books of business or investing in innovation that would drive further growth and value to homeowners

Hippo Approach:

- Customer Acquisition: omni-channel based on customer preference
- Policies: modern policies focused on covering items consumers care about
- Underwriting: best-in-class technology architecture to integrate external data sources and constantly improve underwriting and customer value prop.
- Customer Service: proactive insurance with customer = policyholder. This leads to improved customer retention and NPS
- Technology: proprietary, bottoms-up built software suite


Purchase a policy
in 4 minutes or less

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20

Hippo: The Technology-Native Homeowners Insurance Provider Incumbents Hippo • Legacy Tech StacküIoT Partnerships rd • Reliance on Historical üFlexible Architecture for 3 Customer Data Party Data • Outdated Pricing ModelsüDeep Tech Expertise as Data Availability Evolves • Focus on Agent versus CustomerüProprietary, Bottoms-up Built Software Stack üSpeed of Iteration 21Hippo: The Technology-Native Homeowners Insurance Provider Incumbents Hippo • Legacy Tech StacküIoT Partnerships rd • Reliance on Historical üFlexible Architecture for 3 Customer Data Party Data • Outdated Pricing ModelsüDeep Tech Expertise as Data Availability Evolves • Focus on Agent versus CustomerüProprietary, Bottoms-up Built Software Stack üSpeed of Iteration 21

Executive Investment Summary 22Executive Investment Summary 22

Reinvent Thesis

1 Team that Combines World Class Technology and World Class Insurance Specialists

Hippo combines world class talent from insurance industry with world class technologists to drive sustainable growth with sophisticated approaches to distribution and underwriting

2 Homeowners Insurance Industry Attractive With Multiple Opportunities for Technology Differentiation

Relative to auto insurance, homeowner's insurance industry is earlier on curve of product innovation, distribution channel innovation, technology used in underwriting and loss prevention. Ability to expand into other types of homeowners insurance.

3 Highly Attractive Business Model & Unit Economics

Fundamentally attractive unit economics with premium customer retention at >5x LTV / CAC. Ability to strategically use MGA, agency, and fully-owned carrier to capture optimal economics at each stage in growth cycle.

4 Non-Heroic Need to Believe on Underwriting

Unlike other insuretechs, one does not need to believe Hippo becomes better than incumbents at underwriting in order to win. Hippo loss ratios approaching industry average are enough for a highly attractive return.

5 Immense Potential TAM → Small Penetration = Large Outcomes

Homeowners insurance market is a $100B+ TAM[1] market growing at 5%+ YoY[1] with multiple tailwinds. Small penetration of incremental dollars can lead to quick scale.

6 Differentiated Omnichannel Distribution

Hippo is focused on being where the customers are and differentiating across all channels. Ability to trade off capital light growth from partnership channels against higher LTV growth from DTC. Agent pull-through given ease of sale, and technology used to make agents more efficient.

7 Ancillary Business Opportunities from Vertical Focus

Hippo's mission is to "protect the joy of homeownership". From its position selling home insurance, it will have additional opportunities down the road of innovating other products and services meant to address that goal.

8 Many "Ways to Win" with Upside Tailwinds

We believe there are many upside drivers for Hippo to win. Hippo has already begun to take the Amazon playbook of renting out the infrastructure it has built to other insuretechs. Hippo also has the ability to continue to expand its distribution and technology partnerships to drive positive selection biased customer acquisition, and ultimately inflect better than industry unit economics.

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(1) Morgan Stanley Research

23

1 Team that Combines World Class Technology and World Class Insurance Specialists Hippo attracts world class talent across technology and insurance World Class Team Broad and Deep Talent Across Team • [Show depth and breadth of team] Diverse and Experienced Board of Directors Amy Erret Eric Feder Hugh Frater Noah Knauf Sam Landman Richard Assaf Wand Sandra Wijnberg Lori Dicersno CEO & Founder President CEO General Partner General Partner CEO & Founder Former CFO McCathron Foucheˊ X Madison Reed LEN at Lennar Fannie Mae BOND Mastry Hippo Marsh & McLennan President CEO TIAA Financial Hippo Solutions 241 Team that Combines World Class Technology and World Class Insurance Specialists Hippo attracts world class talent across technology and insurance World Class Team Broad and Deep Talent Across Team • [Show depth and breadth of team] Diverse and Experienced Board of Directors Amy Erret Eric Feder Hugh Frater Noah Knauf Sam Landman Richard Assaf Wand Sandra Wijnberg Lori Dicersno CEO & Founder President CEO General Partner General Partner CEO & Founder Former CFO McCathron Foucheˊ X Madison Reed LEN at Lennar Fannie Mae BOND Mastry Hippo Marsh & McLennan President CEO TIAA Financial Hippo Solutions 24

2 Homeowners Insurance Industry Attractive With Multiple Opportunities for Technology Differentiation

Hippo Positioned to Take Advantage of Unique Opportunity

Attractive Market

- Large – $100B+ market size[1]
- Growing – ~5% CAGR[1]
- Complex – regulated, data intensive, consistently evolving
- Fragmented – only 1 player with >10% market share[2]
- Sticky - 8+ year average customer lifetime[3]

\+

Ripe for Technology Disruption

- Minimal technology disruption to date
- Incumbents burdened by innovator's dilemma, have complex/aged technology systems that make it challenging to shift to a technology forward offering, and their exclusive agency channel creates channel conflict with shift to DTC
- Insurance is a hard industry to enter
- Barriers to entry: fragmented regulation, data availability, high initial capital requirements, distribution access

\+

Opportunities for Technology Differentiation

- Improved user experience and quicker, easier buying experience
- More accurate and ongoing underwriting using 3rd party data
- Coverage designed for modern lives
- Preventative – data, IoT, monitoring
- Proactive, human approach to claims turns an adversarial customer relationship into a partnership

=

Unique Opportunity

(1) Morgan Stanley research
(2) SNL data
(3) William Blair Research

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25

2 Homeowners Insurance Industry Attractive With Multiple Opportunities for Technology Differentiation • Hippo’s focus on the customer provides a meaningfully better experience for consumers than incumbent home insurance carriers A Focus on the Underlying • As technology becomes more important, home insurance coverage needs Customer Wins Over the evolve, and distribution channels shift, Hippo’s customer focus should Long-Term allow it to capture disproportionate share The prize: $110B market NPS Today Factors Affecting Market with $30B+ of premium (4) growth in next 5 years Technology use throughout process Legacy Legacy carriers Carriers increasingly lose share as customer needs evolve, technology embeds Modern homes requiring modern policies Well positioned to Shift towards DTC; aging capture share of market agents growth (1) Rolling 90-day NPS score as of 02/10/2021, as filed in the Reinvent Technology Partners Z S-4 (2) https://www.statista.com/statistics/1033788/nps-insurance-companies-usa/ (3) Morgan Stanley/BCG Global Consumer Survey 2014, BCG e-intensity index (4) Morgan Stanley Research 262 Homeowners Insurance Industry Attractive With Multiple Opportunities for Technology Differentiation • Hippo’s focus on the customer provides a meaningfully better experience for consumers than incumbent home insurance carriers A Focus on the Underlying • As technology becomes more important, home insurance coverage needs Customer Wins Over the evolve, and distribution channels shift, Hippo’s customer focus should Long-Term allow it to capture disproportionate share The prize: $110B market NPS Today Factors Affecting Market with $30B+ of premium (4) growth in next 5 years Technology use throughout process Legacy Legacy carriers Carriers increasingly lose share as customer needs evolve, technology embeds Modern homes requiring modern policies Well positioned to Shift towards DTC; aging capture share of market agents growth (1) Rolling 90-day NPS score as of 02/10/2021, as filed in the Reinvent Technology Partners Z S-4 (2) https://www.statista.com/statistics/1033788/nps-insurance-companies-usa/ (3) Morgan Stanley/BCG Global Consumer Survey 2014, BCG e-intensity index (4) Morgan Stanley Research 26

3 Highly Attractive Business Model & Unit Economics Hippo’s Business Model Allows it to Be Adaptable Business Model Strategic Benefits Earn commissions, policies, • Asset light, visible and recurring revenue stream MGA • No balance sheet exposure taken (Managing General Agent) and service fees • Ability to bundle best-in-class insurance products from other companies to customers that value Agency commissions Agency bundled purchasing experience • Asset light, risk free revenue • Allows Hippo to take on risk from both Hippo related and non-Hippo related policies via Spinnaker Insurance as a Service Carrier (Hippo’s in-house carrier platform) • Capture full economics of policies underwritten • Capacity provides bargaining power with reinsurers Risk-Retention Earned Premium • Ability to embed technology to difference selection of balance sheet risk 273 Highly Attractive Business Model & Unit Economics Hippo’s Business Model Allows it to Be Adaptable Business Model Strategic Benefits Earn commissions, policies, • Asset light, visible and recurring revenue stream MGA • No balance sheet exposure taken (Managing General Agent) and service fees • Ability to bundle best-in-class insurance products from other companies to customers that value Agency commissions Agency bundled purchasing experience • Asset light, risk free revenue • Allows Hippo to take on risk from both Hippo related and non-Hippo related policies via Spinnaker Insurance as a Service Carrier (Hippo’s in-house carrier platform) • Capture full economics of policies underwritten • Capacity provides bargaining power with reinsurers Risk-Retention Earned Premium • Ability to embed technology to difference selection of balance sheet risk 27

3 Highly Attractive Business Model & Unit Economics Backing of Best-in-Class Reinsurers Helps Mitigate Volatility Reinsurance Structure / Approach Key Reinsurance Partners • 2021 reinsurance treaty • Focus on partnering with best-in-class reinsurers oversubscribed to cede risk • Strong demand from • Sophisticated reinsurance structures optimize sophisticated counterparties volatility of earnings against attractive returns underwriting Hippo policies from holding premiums • Hippo currently retaining ~10% of risk on balance sheet and expects to see this increase modestly over time Key Benefits of Hippo’s Reinsurance Optionality to dial risk-taking at Minimizes stages of growth catastrophe impact Portfolio and balance sheet High quality and External validation of underwriting Reduces earnings optimization and stable asset-light strength (mitigates adverse volatility validation as selection risk) revenue Hippo scales Protects capital from Portfolio management and balance sheet loss diversification optimization 28

3 Highly Attractive Business Model & Unit Economics Reinsurance programs mitigated impact Backing of Best-in-Class of 2021 Texas Freeze to Hippo’s Earnings Reinsurers Helps Mitigate Volatility Reinsurance à net impact of events to Hippo much smaller than gross loss impact Impact of Texas Winter Freeze (as of June 2021) Gross Loss Rate $ Increase: $70-85M Net $ Adjusted Earnings $5.9M Impact: 293 Highly Attractive Business Model & Unit Economics Reinsurance programs mitigated impact Backing of Best-in-Class of 2021 Texas Freeze to Hippo’s Earnings Reinsurers Helps Mitigate Volatility Reinsurance à net impact of events to Hippo much smaller than gross loss impact Impact of Texas Winter Freeze (as of June 2021) Gross Loss Rate $ Increase: $70-85M Net $ Adjusted Earnings $5.9M Impact: 29

3 Highly Attractive Business Model & Unit Economics

Compelling Unit Economics

Hippo has attractive customer dynamics…

~$1,200

Average Premium

8+ Years

Average Customer Life[1]

…and compelling unit economics


~$1,900
5.4x
~$350
Customer Acquisition Cost (CAC)
Lifetime Value(2) (LTV)

(1) William Blair research
(2) Expected for Q1'21 Cohorts; calculated as the cumulative contribution margin of a policy over its expected lifetime

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30

4 Non-Heroic Need to Believe on Underwriting

Hippo "Need to Believe"

Don't need to believe heroic assumptions for Hippo to be an attractive investment. Execution, disciplined underwriting, technology focus can generate attractive outcomes.

- Loss Ratio Approaches Industry Average in long-term: One does not need to believe that Hippo will become a better underwriter than incumbents. Hippo just needs to achieve industry average loss ratios
- Penetration increases in $100B+ TAM: Hippo has grown GWP $263M over the past three calendar years. Small assumptions in penetration on a $100B+ TAM grow
- Nimble, technology native company creates opportunities for differentiation

Business model that improves with scale


Increased Scale
More Data, Deeper Insights
More Accurate Pricing, Better Underwriting Results
Higher Customer Satisfaction & Retention
Improved Unit Economics, More Profits Reinvested in Growth
Increasingly Predictable & Profitable

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31

4 Non-Heroic Need to Believe on Underwriting Achieving standard loss ratios as the business and insurance book scale creates a very Potential Path to Steady compelling outcome for Hippo State Loss Ratio Over Time Loss Ratio for Hippo Programs Only Industry (3) Benchmark 68% -5% -6% -9% -6% -4% -4% 2020 Normalization Maturity Differentiation 2020E Excess COVID Unearned Rate 2020 Operational Growth Proactive / Underwriting Steady State (1 (2) Loss Ratio CAT Changes Normalized Improvements Penalty Preventative and Claims Loss Ratio ) Loss Ratio Strategy Innovation / Product Mix Notes: Loss and Allocated Loss Adjustment Expense; refers to all policies underwritten by Hippo’s MGA, whether written on our own carrier or a 3rd party carrier; preliminary estimates, subject to change. Higher Earned Premium /Written Premium ratio and higher tenure maturity (higher renewal business as % of book) (1) Operational Improvements – Hippos’ underwriting, claims and support functions benefit from economies of scale (2) Growth Penalty - newer cohorts perform worse vs. older cohorts; customized and improved pricing as customers stay longer (3) SNL – Insurance Statutory Market Share Report. Property and Casualty, Homeowners, Multiple Peril, 3-year weighted average 2018-2020; Industry wide Page 14 324 Non-Heroic Need to Believe on Underwriting Achieving standard loss ratios as the business and insurance book scale creates a very Potential Path to Steady compelling outcome for Hippo State Loss Ratio Over Time Loss Ratio for Hippo Programs Only Industry (3) Benchmark 68% -5% -6% -9% -6% -4% -4% 2020 Normalization Maturity Differentiation 2020E Excess COVID Unearned Rate 2020 Operational Growth Proactive / Underwriting Steady State (1 (2) Loss Ratio CAT Changes Normalized Improvements Penalty Preventative and Claims Loss Ratio ) Loss Ratio Strategy Innovation / Product Mix Notes: Loss and Allocated Loss Adjustment Expense; refers to all policies underwritten by Hippo’s MGA, whether written on our own carrier or a 3rd party carrier; preliminary estimates, subject to change. Higher Earned Premium /Written Premium ratio and higher tenure maturity (higher renewal business as % of book) (1) Operational Improvements – Hippos’ underwriting, claims and support functions benefit from economies of scale (2) Growth Penalty - newer cohorts perform worse vs. older cohorts; customized and improved pricing as customers stay longer (3) SNL – Insurance Statutory Market Share Report. Property and Casualty, Homeowners, Multiple Peril, 3-year weighted average 2018-2020; Industry wide Page 14 32

4 Non-Heroic Need to Believe on Underwriting

Geographic Diversification Progress Underway

- Over calendar year 2020, Hippo launched services in 12 new states, bringing the total to 32 states
- In the fourth quarter of 2019, 55% of Hippo new policy premium came from sales to customers in Texas. By the fourth quarter of 2020, the percentage of Hippo new policy premium from Texas had declined to 13%
- Greater diversity will reduce the impact of catastrophic weather events in any one geographic region on Hippo's overall loss ratio, improving the predictability of financial results over time as the Company scales
- Increased geographic diversity will also improve Hippo's ability to secure attractive terms from reinsurers, which would improve overall cost structure and profitability

Share of Hippo Programs New Premium by State 2019-2020[1]

%


34%
35%
42%
45%
53%
67%
88%
87%
66%
65%
58%
55%
47%
33%
12%
13%
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
TX
Non-TX

(1) Reinvent Technology Partners Z S-4

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33

5 Immense Potential TAM à Small Penetration = Large Outcomes Modest Penetration Still Leads to a Highly Attractive Business Hypothetical Returns on Various Levels of Market Penetration Hippo Today % Penetration <0.3% 2% 4% 6% 8% Gross Written (3) $405 $3B+ $6B+ $8B+ $10B+ (1) Premium (4) Loss Ratio 83% 68% 68% 68% 68% (2) (3) Revenue $52M $1.0B $2.1B $2.8B $3.6B (1) Assumes $150B premium market (2) Hypothetical revenue based on Hippo 2020 revenue and assumed 60% loss ratio (3) 2020 figure (4) 2020E normalized Hippo Programs Loss Ratio 345 Immense Potential TAM à Small Penetration = Large Outcomes Modest Penetration Still Leads to a Highly Attractive Business Hypothetical Returns on Various Levels of Market Penetration Hippo Today % Penetration <0.3% 2% 4% 6% 8% Gross Written (3) $405 $3B+ $6B+ $8B+ $10B+ (1) Premium (4) Loss Ratio 83% 68% 68% 68% 68% (2) (3) Revenue $52M $1.0B $2.1B $2.8B $3.6B (1) Assumes $150B premium market (2) Hypothetical revenue based on Hippo 2020 revenue and assumed 60% loss ratio (3) 2020 figure (4) 2020E normalized Hippo Programs Loss Ratio 34

6 Differentiated Omnichannel Distribution

Benefits of Omnichannel Distribution

Omnichannel approach provides strategic flexibility for Hippo in trading off capital light growth versus higher LTV of DTC channels. Distribution flexibility also helps avoid adverse selection problems

Direct to Customer	Agents	Partners
Fast and accurate online purchases	Agents focus on the customers' insurance needs and not form filing	Tech embedded into partner sales flows enables access to positively selected customer base
DTC	Indirect	
Advantages: • High LTV contracts • Own customer relationship → cross sell ability • Future of distribution as agents age	**Advantages:** • Where the customers are today • Tech native process makes agents more efficient, drives increased throughput • Capital efficient growth	**Advantages:** • Positively risk selected customer base • Tech-driven stickiness of relationship • Unique opportunities to drive incremental customer value

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35

7 Ancillary Business Opportunities from Vertical Focus Advantages of Vertical Integration Home Warranty Hippo’s vertical focus provides Vertical, integrated Flood Insurance several advantages: approach to building an • Complexity of Homeowner market makes all-inclusive home vertical approach particularly important - protection platform HoA Insurance compounding know-how in core insurance product in data aggregation for underwriting, and diversification of risk portfolio Renters Auto Pet Life Umbrella • Increase customer loyalty by providing Condo Travel additional services and value Homeowners • Brand awareness increase aligned with mission to “protect the joy of homeownership” • Ability to use tech-native skillset to build non- Smart Home Tech risk related revenue streams related to homeownership Home Maintenance Professional Monitoring 367 Ancillary Business Opportunities from Vertical Focus Advantages of Vertical Integration Home Warranty Hippo’s vertical focus provides Vertical, integrated Flood Insurance several advantages: approach to building an • Complexity of Homeowner market makes all-inclusive home vertical approach particularly important - protection platform HoA Insurance compounding know-how in core insurance product in data aggregation for underwriting, and diversification of risk portfolio Renters Auto Pet Life Umbrella • Increase customer loyalty by providing Condo Travel additional services and value Homeowners • Brand awareness increase aligned with mission to “protect the joy of homeownership” • Ability to use tech-native skillset to build non- Smart Home Tech risk related revenue streams related to homeownership Home Maintenance Professional Monitoring 36

8 Many "Ways to win" with Upside Tailwinds

Key Return Drivers

Base Case Outcome Drivers

- Increasing penetration, growth of GWP (Gross Written Premium)
- Continued geographic diversification
- Normalizing loss ratios towards industry average
- Channel distribution penetration
- Continued technology innovation to drive better experience for customers, channel partners

Key Upside Drivers

- Provide services for other insurance companies / insuretechs
- Drive additional value for consumers across their homeownership journey
- Expand product portfolio into other types of homeowners insurance, leveraging technology and partnerships
- Build new insurance products leveraging data and customer relationships (e.g., warranty insurance)

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37

Historical Context 38Historical Context 38

Hippo Poised to Capture Value as Home Insurance Follows Auto

Hippo as technology leader poised to capture technology impacts and channel shifts for Home Insurance

Market Growth expected[1]: +$30B in premiums over next 5 years



Mid 2000s
Legacy Auto Market
(Simple Pricing, Agent Based, Poor Claims Management)
Value
PROGRESSIVE
GEICO
Modern Auto Insurance
(Data Driven Pricing, D2C, Focused Claims Management)
Today
Technology Adoption
5+ Years
Legacy Home Insurance Market
(Antiquated Contracts, Agent Based, Poor Claims Mgmt. Focus on Agents versus "customers")
Value
hippo
Modern Home Insurance
(Focus on Customer, Data Driven Pricing, D2C, Focused Claims Management)
Technology Adoption

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(1) Assumes 5% CAGR in premium from 2020-2025

39

Auto Insurance Demonstrates Industry Effects Insurance Industry’s Post DTC Distribution and Digitization Long Evolution Direct sales can enhance growth for The “Winner-Takes-All” Effect Market Leader Players 2-4 Rest of Industry (1) Direct Auto Insurance Underwriting Profit personal lines insurers (2) The top 15 personal lines carriers by size in 2015 (3) (4) combined ratio Carriers with smaller proportion Carriers with a large proportion Germany, 2015 Spain, 2015 USA, 2015 of direct sales of direct sales €MM €MM $MM %, 2005-2015 HUK24 Direct Line Progressive 90 48 83 499 95 Progressive Geico USAA 100 394 64 76 25 TOP QUARTILE 105 347 56 High Growth/Low Combined Ratio 105 110 7 -0.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 (15) Profits Losses Total Profits Losses Total Profits Losses Total dwp growth %, CAGR 2005-2015 ~90% of the growth in auto insurance is coming from Progressive and After capturing the shift to DTC and embedding technology throughout the Geico. This is an incredible level of concentration of new premium with customer experience, the auto insurance industry has seen the “digital those two carriers and shows the power of technological disruption in a leaders” capture the majority of the industry’s profit pools in auto insurance large, legacy heavy industry (1) Figures refer only to the direct written premium (DWP) growth and combined ratio of the personal lines of each insurer (3) Does not include “other technical results” (2) Size of the bubble represents size of 2015 personal lines DWP (4) Includes results only for direct U.S. auto writers Progressive, USAA , GEICO and AMICA Source: AM Best, Mckinsey analysis Source: INESE, McKinsey Insurance Database Germany, AM Best (statutory filings) 40Auto Insurance Demonstrates Industry Effects Insurance Industry’s Post DTC Distribution and Digitization Long Evolution Direct sales can enhance growth for The “Winner-Takes-All” Effect Market Leader Players 2-4 Rest of Industry (1) Direct Auto Insurance Underwriting Profit personal lines insurers (2) The top 15 personal lines carriers by size in 2015 (3) (4) combined ratio Carriers with smaller proportion Carriers with a large proportion Germany, 2015 Spain, 2015 USA, 2015 of direct sales of direct sales €MM €MM $MM %, 2005-2015 HUK24 Direct Line Progressive 90 48 83 499 95 Progressive Geico USAA 100 394 64 76 25 TOP QUARTILE 105 347 56 High Growth/Low Combined Ratio 105 110 7 -0.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 (15) Profits Losses Total Profits Losses Total Profits Losses Total dwp growth %, CAGR 2005-2015 ~90% of the growth in auto insurance is coming from Progressive and After capturing the shift to DTC and embedding technology throughout the Geico. This is an incredible level of concentration of new premium with customer experience, the auto insurance industry has seen the “digital those two carriers and shows the power of technological disruption in a leaders” capture the majority of the industry’s profit pools in auto insurance large, legacy heavy industry (1) Figures refer only to the direct written premium (DWP) growth and combined ratio of the personal lines of each insurer (3) Does not include “other technical results” (2) Size of the bubble represents size of 2015 personal lines DWP (4) Includes results only for direct U.S. auto writers Progressive, USAA , GEICO and AMICA Source: AM Best, Mckinsey analysis Source: INESE, McKinsey Insurance Database Germany, AM Best (statutory filings) 40

Analogous Industry Reinvention Cycles

Insurance Reinventions

GEICO	Capturing distribution channel changes with simple product and customer experience
PROGRESSIVE	Digitally native competitive taking large market share as technology embeds throughout auto insurance

Consumer Reinventions

NETFLIX	Consumer-focused DTC reinvention of legacy business
TESLA	Consumer-focused reinvention of legacy business; AI/ML embedded into feature set; first principles approach to architecture

Financial Services Reinventions

PayPal	Slow financial services reinvention through customer focus
ROCKET Mortgage by Quicken Loans	Technology-driven distribution penetrates large and fragmented financial services market

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41

GEICO – Capturing DTC Shift with Simple Gross Written Premium Over Time (annual, in $M) Product and Customer Experience $40,000.0 $35,000.0 GEICO’s Insurance Reinvention $30,000.0 • Disrupted the industry as a pure-play DTC (primarily auto) insurance carrier that is simple $25,000.0 and easy to understand • DTC leads to a sizeable advantage and lower $20,000.0 cost structure (immaterial commissions and lean infrastructure) that can: –Be passed onto policyholders in the form of $15,000.0 competitive pricing (resulting in a quicker path to scale) $10,000.0 –Be applied towards higher marketing spend compared peers to develop a unique brand $5,000.0 that is easy and quick –Absorb higher loss ratios and maintain industry underwriting margins, while growing $0.0 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 aggressively • Similar to Hippo, GEICO focuses on simplicity Source: SNL Financial as its product advantage and continues to offer various digital shopping options to improve the customer Source: Publicly available information 42GEICO – Capturing DTC Shift with Simple Gross Written Premium Over Time (annual, in $M) Product and Customer Experience $40,000.0 $35,000.0 GEICO’s Insurance Reinvention $30,000.0 • Disrupted the industry as a pure-play DTC (primarily auto) insurance carrier that is simple $25,000.0 and easy to understand • DTC leads to a sizeable advantage and lower $20,000.0 cost structure (immaterial commissions and lean infrastructure) that can: –Be passed onto policyholders in the form of $15,000.0 competitive pricing (resulting in a quicker path to scale) $10,000.0 –Be applied towards higher marketing spend compared peers to develop a unique brand $5,000.0 that is easy and quick –Absorb higher loss ratios and maintain industry underwriting margins, while growing $0.0 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 aggressively • Similar to Hippo, GEICO focuses on simplicity Source: SNL Financial as its product advantage and continues to offer various digital shopping options to improve the customer Source: Publicly available information 42

Progressive – A Digitally First Market Capitalization Over Time (monthly, in $M) Competitor Takes Share Progressive’s Insurance Reinvention • Disrupted the auto industry by embedding $70,000.0 digitally native practices $58,313.4 • Similar to Hippo, they adopted a hybrid $60,000.0 distribution model (direct-to-consumer and independent agents) at a time when incumbents were almost entirely $50,000.0 distributing their products through agents. Though DTC accounted for ~10% of $40,000.0 Progressive’s premiums in 1998, it became more of a focus as they grew –Went to market highlighting the same $30,000.0 customer-centric sentiment: “ Progressive offers choices so consumers can reach us whenever, wherever and however it's $20,000.0 most convenient for them” • Hybrid model allowed for lower labor and $10,000.0 commission expenses and enabled them to be competitive on pricing and market $286.2 share capture $0.0 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 Source: Capital IQ https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance Source: Publicly available information Notes: Market Data as of 7/9/2021 43Progressive – A Digitally First Market Capitalization Over Time (monthly, in $M) Competitor Takes Share Progressive’s Insurance Reinvention • Disrupted the auto industry by embedding $70,000.0 digitally native practices $58,313.4 • Similar to Hippo, they adopted a hybrid $60,000.0 distribution model (direct-to-consumer and independent agents) at a time when incumbents were almost entirely $50,000.0 distributing their products through agents. Though DTC accounted for ~10% of $40,000.0 Progressive’s premiums in 1998, it became more of a focus as they grew –Went to market highlighting the same $30,000.0 customer-centric sentiment: “ Progressive offers choices so consumers can reach us whenever, wherever and however it's $20,000.0 most convenient for them” • Hybrid model allowed for lower labor and $10,000.0 commission expenses and enabled them to be competitive on pricing and market $286.2 share capture $0.0 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 Source: Capital IQ https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance Source: Publicly available information Notes: Market Data as of 7/9/2021 43

Netflix – Consumer Focused DTC Reinvention of Legacy Business

Netflix's Rental Reinvention

- Disrupted the movie rental business with a consumer-first D2C model
- Just like how Netflix approached movie renting by building an offering customers would love, Hippo has come to the home insurance market with a business model that is built for the policy holders in mind, NOT the policy writers
- Similar to Hippo, Netflix did not dominate market share from day one
- The company was founded in 1997, started to see traction in 2000 (though was burning through cash), and filed publicly in 2002
- While incumbents (Blockbuster, Hollywood Video, etc.) leveraged the nascence of their industry to optimize for profit, Netflix leveraged their consumer-first business model to optimize for long-term success through market share gains and customer retention

Market Capitalization Over Time
(monthly, in $M)



NETFLIX
$300,000.0
$250,000.0
$200,000.0
$150,000.0
$100,000.0
$50,000.0
$0.0
$227.7
$237,655.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Capital IQ

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Source: Publicly available information

https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance
Notes: Market Data as of 7/9/2021

44

Tesla – First Principles Architecture Reinvention of Asset Intensive Industry

Tesla's Automobile Reinvention

- Tesla built something from scratch; making first principles choices when building out its architecture
- Took a completely new consumer-first approach to building and selling vehicles over the traditional incumbent business model
- Similar to Hippo, Tesla uses an AI / ML driven approach to build and offer better products to customers
- Tesla uses data gathered by its cars to continually update and improve vehicle responsiveness, features and functionality through over-the-air software updates
- Tesla is currently the only manufacturer that sells directly to consumers, and went through years of securing approvals across the US to do so
- Tesla's product strategy has created a consumer moat that is comparable to the highest end auto manufacturers, such as Ferrari or Lamborghini

Market Capitalization Over Time

(monthly, in $M)



$800,000.0
$700,000.0
$600,000.0
$500,000.0
$400,000.0
$300,000.0
$200,000.0
$100,000.0
$0.0
$2,218.8
$632,859.9
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Capital IQ

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Source: Publicly available information

https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance
Notes: Market Data as of 7/9/2021

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PayPal – Slow Financial Services Reinvention Through Customer Focus

PayPal's Payments Reinvention

- Disrupted the payments and banking industry by offering low-cost / nearly effortless digital payments that put consumers first and gave them confidence to pay online, similar to Hippo's consumer-first D2C model in home insurance
- Similar to Hippo, PayPal did not take the payments industry by storm
- By 2000, two years after it was founded, PayPal had 1 million members - an impressive number at the time, yet this was only a fraction of PayPal's addressable market and current user base of over 200 million
- While PayPal didn't dominate the market from day one, it offered a product that industry incumbents could not replicate in time to compete with PayPal's offerings
- Since being acquired by eBay and subsequently spinning out in 2014, PayPal has continued to push its competitive advantages and product offerings
- In 2002, PayPal was price sensitive in deciding to sell the company at $1.5B, which in hindsight seems trivial given where PayPal has grown to today. The company was architected to be a $300B company and focus on the customer, differentiation, and technology unbounded the Company's potential

Market Capitalization Over Time

(monthly, in $M)



PayPal
$400,000.0
$350,000.0
$300,000.0
$250,000.0
$200,000.0
$150,000.0
$100,000.0
$50,000.0
$777
$0.0
2015
2016
2017
2018
2019
2020
2021
$352,665.1
$47,165.1
Feb 2002: PayPal initially went public at a market cap of $777M
Oct 2002: PayPal sold to eBay at a value of $1.5B

Source: Capital IQ

https://www.iii.org/fact-statistic/facts-statistics-homeowners-and-renters-insurance
Notes: Market Data as of 7/9/2021

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Source: Publicly available information
46

Rocket Mortgage: Tech-Focused Penetration of Legacy Financial Market

Rocket's Mortgage Reinvention

- Rocket's technology approach and integration to automating the mortgage industry is very similar to Hippo's approach and is a relevant analogue for technology disruption of a traditionally agent-controlled industry
- Rocket's hybrid mortgage approach combines the traditional, relationship-heavy, lending techniques with modern technology aimed at enhancing and streamlining the process similar to Hippo's omnichannel approach to insurance
- Rocket has developed a system that makes it easy for a potential borrower to submit the documentation necessary to get an underwriting decision. Income, assets, debts, credit scores, etc. are automatically pulled into the system while complex algorithms work behind the scenes to build a set of loan options. This is very similar to Hippo's third-party data integrations to automate insurance underwriting

Mortgage Origination Volume & Market Share Over Time

(annual, in $B)



ROCKET Mortgage by Quicken Loans
19%
Volume CAGR
1.3%
1.6%
2.0%
3.4%
4.4%
5.1%
4.8%
5.0%
5.0%
5.0%
6.7%
$25
$28
$29
$69
$77
$57
$78
$95
$86
$83
$145
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Rocket Mortgage Origination Volume
Rocket Mortgage Market Share

Source: Capital IQ

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Source: Publicly available information

47

Upside Drivers 48Upside Drivers 48

Upside Driver: "AWS of Insuretech"

Similar to how Amazon built businesses from renting out in-house infrastructure, we believe Hippo will have increasing opportunities to rent out its infrastructure to other insuretechs as the market grows

Opportunities across customer acquisition, claims management & customer service systems, agency distribution channels, carrier balance sheet

Potential opportunity to white-label all infrastructure as "insurance in a box"

Internal **Infrastructure as** Future Business **Opportunity**


amazon
aws
amazon fulfillment
amazon pay
hippo
Customer Acquisition
Customer Servicing
Claims Management
Distribution
Carrier Balance Sheet

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49

Upside Driver: “AWS of Insuretech”

Hippo’s bottom-up custom-built software infrastructure is a unique competitive advantage

Several core functions such as claims management and customer service are potentially applicable to various insurance verticals

Exponential anticipated growth in insuretech over the next decade → growing opportunity for Hippo to provide services to other insurance startups

US Insuretech Market Expected to Growth Exponentially

U.S. Insurtech Market Size, by Type, 2016 – 2028 ($ MM)


hippo
Infrastructure sell-through opportunity
253
332
265
350
460
650
900
1,400
1,950
2,850
4,210
6,460
9,980
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Auto
Business
Health
Home

Source: https://www.grandviewresearch.com/industry-analysis/insurtech-market

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50

Upside Driver: Homeownership Platform Opportunities

Hippo's mission of "protecting the joy of homeownership" is more expansive than being a monoline home insurer

Company focus on preventative maintenance and repairs addressing top pain point of homeownership[1]

Future opportunities to innovate by building non-risk-based business lines, continue innovating around the core customer, and using technology to enhance the core value proposition

Hippo's Mission is to protect the joy of homeownership

Top Financial Homebuyer Regrets Centered Around Home Maintenance Costs[1]



25%
20%
15%
10%
5%
0%
Maintenance Costs Too Much
Mortgage Payment Too High
Unhappy with Mortgage Rate
Bad Investmnet
Overpaid
Millenial
GenX
Boomer

Potential Business Opportunities within Hippo's Mission



- Expand servicing network for home repairs into marketplace
- Product and tools for repair providers and customers



- Reinforce core business retention and LTV by using technology to surprise and delight consumers & provide preventative maintenance



- Product innovation around core such as home warranty insurance
- Monetize business embedding consumer protection



- Centralize home data for consumers to become the home management platform
- Potential for referral business partnerships

(1) BankRate / YouGov survey by age group, accessed via https://www.bankrate.com/real-estate/homebuyer-regret-survey-may-2021/

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51

Upside Driver: Future Uses of IoT Technology Continued Growth in IoT devices to Expand Hippo’s Relative Value Proposition • Number of internet connected devices across the home continues to expand exponentially • This growth will increase availability of information for underwriting and help prevent frequency and decrease severity of loss events • Additional benefits to customer value proposition and retention from embedding technology in the home Source: Statistisches Bundesamt, Deutsche Bundesbank, Prognos, Digital Society Study, Thomas Nipperdey, McKinsey 52Upside Driver: Future Uses of IoT Technology Continued Growth in IoT devices to Expand Hippo’s Relative Value Proposition • Number of internet connected devices across the home continues to expand exponentially • This growth will increase availability of information for underwriting and help prevent frequency and decrease severity of loss events • Additional benefits to customer value proposition and retention from embedding technology in the home Source: Statistisches Bundesamt, Deutsche Bundesbank, Prognos, Digital Society Study, Thomas Nipperdey, McKinsey 52

Upside Driver: Monetize IoT Data Asset

Hippo's use of **IoT devices for insurance will drive an increasingly large data asset**

We believe there will be a meaningful opportunity for Hippo to monetize this asset and develop ancillary non-insurance related business lines

Information valuable to companies selling products into the home, along with other tech companies pursuing connected home data strategies (e.g., Google Nest and Home, Apple Speakers, Amazon Ring and Alexa, etc.)

IoT Device Adoption Continues to Explode Worldwide...[1]



+21% CAGR
0.8 bn
3.6 bn
11.7 bn
30.9 bn
2010
2015
2020
2025

Hippo Data Assets are Expected to Grow in Lockstep, Creating Opportunity for Monetization



hippo
Water & other Smart Device Sensor Data
Home appliance and warranty Information
Preventative Maintenance Monitoring Reports

Source: IoT and non-IoT connections worldwide 2010-2025, by Lionel Sujay Vailshery. Reflects worldwide growth of all IoT devices including smart home devices, connected industrial equipment, etc. https://www.statista.com/statistics/1101442/iot-number-of-connected-devices-worldwide/

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53

Upside Driver: Lower Prices for Consumers; Network Effects Data Growth Increased Share Develop from Growth of Data, Better Use Data Growth Than Incumbents Drives Network Effect Potential Speed & Superior Expertise to We believe there are few true network Economics Integrate effects in the home insurance business today… but that may change in the future As data availability expands, Hippo will Enhanced Underwriting & have an edge over incumbents in Loss Prevention integrating data into the underwriting process and driving down loss frequency and severity Over a long time horizon, we believe 68% 60% Hippo can realize loss-ratios below ? Leading to Potentially incumbents using technology Better than Industry Loss Ratios Hippo Hippo Steady Future Data Hippo Upside Industry Avg. (1) Differentiation State Loss Ratio Impact to Claims Potential Loss Ratio Loss Ratio Frequency, Severity (1) SNL – Insurance Statutory Market Share Report. Property and Casualty, Homeowners, Multiple Peril, 3-year weighted average 2018-2020; Industry wide Page 14 54

Hippo versus Peers 55Hippo versus Peers 55

vs Homeowner Peers Homeowners Insurance Market Share Over Time (%) Homeowners Insurance Industry Remains Highly Fragmented • Only one player with more than 10% market share Rest of Rest of • Even just picking off single-digit % Rest of Industry; 50 Industry; 51 Industry; 53 of market share from the long tail of competitors, leads to a massive business • Homeowners Insurance is not a winner-take-all market Travelers; 5 USAA; 6 Liberty Liberty Mutual; 6 Mutual; 5 Liberty Mutual; 7 Farmers; 7 Farmers; 8 Farmers; 7 USAA; 7 Allstate; 10 Allstate; 9 Allstate; 9 State Farm; State Farm; State Farm; 22 20 18 2010 2015 2020 Source: SNL 56vs Homeowner Peers Homeowners Insurance Market Share Over Time (%) Homeowners Insurance Industry Remains Highly Fragmented • Only one player with more than 10% market share Rest of Rest of • Even just picking off single-digit % Rest of Industry; 50 Industry; 51 Industry; 53 of market share from the long tail of competitors, leads to a massive business • Homeowners Insurance is not a winner-take-all market Travelers; 5 USAA; 6 Liberty Liberty Mutual; 6 Mutual; 5 Liberty Mutual; 7 Farmers; 7 Farmers; 8 Farmers; 7 USAA; 7 Allstate; 10 Allstate; 9 Allstate; 9 State Farm; State Farm; State Farm; 22 20 18 2010 2015 2020 Source: SNL 56

vs Homeowner Peers

Hippo is Poised to Take Share in the Homeowner Market

	Policies	Underwriting	Customer Service	Projected Long Term Loss Ratio
hippo	Modern, relevant	Fast, verifiable, correct, updates over time	Proactive insurance with customer = policyholder	60%[1]
Legacy Incumbents	Archaic, inefficient	Inflexible, inaccurate	Transactional, zero-sum game	~68%[2]

(1) Assumes normalization of loss ratio - see pg. 30
(2) SNL - Insurance Statutory Market Share Report. Property and Casualty, Homeowners, Multiple Peril, 3-year weighted average 2018-2020; Industry wide Page 14

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57

vs Insuretech Peers Peer Comparison ( (1) 2) Gross Written Premium ($MM) 1,145 771 524 2,118 2023 Scale Revenue Growth 80% 54% 73% 58% (’21E – ’23E CAGR) Growth Rate (%) (3) (4) (5) (6) 87% 62% 69% 33% Retention One-Year Retention (%) (7) (5) (8) Avg. Premium Per Policy ($) ~$1,200 $213 $1,111 $929 Customer Profile (7) (8) LTV / CAC (x) 5.4x >2x 3.1x N/A Unit Economics Source: Company estimates, subject to change; street estimates; based on latest disclosed financials and available estimates (1) Represents Total Generated Premium; defined as the Gross Written Premium of policies underwritten by Hippo and its affiliates plus the premium of policies placed with third-party insurance carriers where Hippo earns a recurring commission payment. (2) Represents Direct Earned Premium (3) Represents 2019, one-year premium retention (4) As disclosed in S-1 and adjusted for company-initiated cancellations; as of March 31,2020 (5) As of December 31, 2020 (6) Represents one-year retention across two terms after adjustments for company initiated cancellations, as disclosed in S-1; as of June 30, 2020 (7) As disclosed in the Q4’20 earnings transcript (8) As of June 30, 2020 58vs Insuretech Peers Peer Comparison ( (1) 2) Gross Written Premium ($MM) 1,145 771 524 2,118 2023 Scale Revenue Growth 80% 54% 73% 58% (’21E – ’23E CAGR) Growth Rate (%) (3) (4) (5) (6) 87% 62% 69% 33% Retention One-Year Retention (%) (7) (5) (8) Avg. Premium Per Policy ($) ~$1,200 $213 $1,111 $929 Customer Profile (7) (8) LTV / CAC (x) 5.4x >2x 3.1x N/A Unit Economics Source: Company estimates, subject to change; street estimates; based on latest disclosed financials and available estimates (1) Represents Total Generated Premium; defined as the Gross Written Premium of policies underwritten by Hippo and its affiliates plus the premium of policies placed with third-party insurance carriers where Hippo earns a recurring commission payment. (2) Represents Direct Earned Premium (3) Represents 2019, one-year premium retention (4) As disclosed in S-1 and adjusted for company-initiated cancellations; as of March 31,2020 (5) As of December 31, 2020 (6) Represents one-year retention across two terms after adjustments for company initiated cancellations, as disclosed in S-1; as of June 30, 2020 (7) As disclosed in the Q4’20 earnings transcript (8) As of June 30, 2020 58 vs Insuretech Peers

Hippo is Differentiated Among Insuretechs

Hippo and Lemonade are alike only in that they both are pioneers in the insuretech space. They operate in two fundamentally different markets (homeowners vs. renters) and have fundamentally different business models. This contrast is evident in their financials and unit economics.

hippo

Focused on vertically deepening its presence in the home to build on its homeowners' offering and offer related products and services

Vertical focus on homeowners

- Compounding know-how returns from scaling geo-exposure, collecting more data
- Develop non-insurance revenue streams
- Offer additional products to improve customer satisfaction and loss ratios

Omnichannel customer acquisition

- Keeps CAC low and allows for positive selection bias from exclusive partnerships
- Ability to scale capital efficiently
- Flywheel from embedding technology through distribution channels (e.g., agents more productive selling automated Hippo policy; more Hippo policies sold)

vs.

Lemonade

Focused on winning over millennial customers and then horizontally expanding product offering within that customer base, leveraging brand and core tech

Horizontal focus across lines

- Lack of focus on expertise on any single insurance vertical or insurance portion of "Insuretech"
- Many lines contain incumbents with strong products

DTC focus customer acquisition

- Less applicable to Homeowner market
- Caps the amount of potential penetration and customers

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59

vs Insuretech Peers

Homeowners Market Fundamentally More Attractive than Rental

The Homeowner market is larger, growing more quickly,...

	Market Size (2020)	Market Growth (2021E)
Homeowners[1]	$110B	5%
Renters[2]	$4B	<1%

..individual policies are larger, growing more quickly,...

Year	Homeowners[3]	Percent Change	Renters[4]	Percent Change
2009	$880	6.0%	$184	1.1%
2010	909	3.3	185	0.5
2011	979	7.7	187	1.1
2012	1,034	5.6	187	0%
2013	1,096	6.0	188	0.5
2014	1,132	3.3	190	1.1
2015	1,173	3.6	188	(1.1)
2016	1,192	1.6	185	(1.6)
2017	1,211	1.6	180	(2.7)
2018	1,249	3.1	179	(0.6)

...and has better retention than the Rental market

One Year Customer Retention


~90%
~75%
Homeowners[5]
Renters[6]

(1) Morgan Stanley Research
(2) https://www.ibisworld.com/industry-statistics/market-size/renters-insurance-united-states/
(3) Based on the HO-3 homeowner package policy for owner-occupied dwellings. 1 to 4 family units. Provides all risks coverage (Except those specifically excluded in the policy) on buildings and broad named-peril coverage on personal property, and is the most common package written
(4) Based on the HO-4 renters insurance policy for tenants. Includes board named-peril coverage for the personal property tenants.
(5) William Blair Property & Casualty Insurance Report - 6.7.2020
(6) Based on Lemonade figure, https://www.haaretz.com/israel-news/business/.premium-four-lemons-that-could-sour-insurtech-startup-lemonade-s-ipo-1.8930271

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60

vs Insuretech Peers

We Expect Complexity of Insuretech To Lead to 1 or 2 Winners per Vertical

Despite the massive opportunity for technology disruption across the insurance landscape, we expect the complexity of building a comprehensive insuretech platform leads to one or two clear winners per vertical. Meaningful barriers to entry and the scale of legacy incumbents potentially limit new market entrants.

Insurance is a hard industry to enter

Data Availability
Access and integrity challenges

Fragmented Regulation
at the state level

High Initial Capital Requirements
Especially for a startup

Distribution Access
Requires significant tech and ops investments

Leading to one or two leading insuretech players in each vertical

hippo	Lemonade	Root Insurance Co / metromile	Ladder
Homeowners	Renters	Auto	Life

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61

Unit Economics and Key Financial Drivers 62Unit Economics and Key Financial Drivers 62

Unit Economics Continued Improvement Improving Retention Declining Loss Frequency (1) Annual Premium Retention by Cohort 12-month average Non-CAT Frequency by Cohort Yr 1 Yr 2 Yr 3 New Renewal 98% 5.2 87% 87% 86% 82% 4.0 3.9 78% 3.5 3.3 3.2 2.8 2017 2018 2019 2017 2018 2019 2020 (1) Frequency defined as number of claims divided by the total number of units of exposure, where a unit of exposure is defined as one policy year earned. For example, one policy in force written 24 months ago, represents 2x units of exposure; The cohorts are 12-month cohorts starting on 8/1 of each calendar year 63

Projected Margin Expansion at Scale Projected Total Generated Premium, $m Projected Revenue, $m $2,279 43% 74% $546 ‘21 – ’25 CAGR ‘21 – ’25 CAGR $1,628 % of TGP $488 $1,145 35% $796 $282 30% $544 $151 25% $40 19% 16% 2021F 2022F 2023F 2024F 2025F 2021F 2022F 2023F 2024F 2025F 64Projected Margin Expansion at Scale Projected Total Generated Premium, $m Projected Revenue, $m $2,279 43% 74% $546 ‘21 – ’25 CAGR ‘21 – ’25 CAGR $1,628 % of TGP $488 $1,145 35% $796 $282 30% $544 $151 25% $40 19% 16% 2021F 2022F 2023F 2024F 2025F 2021F 2022F 2023F 2024F 2025F 64

Summary Consolidated Non-GAAP P&L ($ in M) 2019A 2020A 2021F 2022F 2023F 2024F 2025F Total Generated Premium 304 405 544 796 1,145 1,628 2,279 Revenue 49 63 87 151 282 488 789 Expenses 102 152 233 286 390 528 731 Operating Income (53) (89) (146) (135) (108) (40) 58 Note: Pro forma for Spinnaker and Agency as of 1/1/19. 65Summary Consolidated Non-GAAP P&L ($ in M) 2019A 2020A 2021F 2022F 2023F 2024F 2025F Total Generated Premium 304 405 544 796 1,145 1,628 2,279 Revenue 49 63 87 151 282 488 789 Expenses 102 152 233 286 390 528 731 Operating Income (53) (89) (146) (135) (108) (40) 58 Note: Pro forma for Spinnaker and Agency as of 1/1/19. 65

Valuation Benchmarking AV / Gross Written Premium (2023E) 6.6x 4.4x 1.7x 0.7x (2) (1) AV / Revenue (2023E) 19.1x 17.9x 3.0x 2.1x (1) Source: Company estimates, subject to change; street estimates; based on latest disclosed financials and available estimates; market data as of 7/9/2021 (1) Reflects Total Generated Premium multiple (2) Reflects Gross Earned Premium multiple 66Valuation Benchmarking AV / Gross Written Premium (2023E) 6.6x 4.4x 1.7x 0.7x (2) (1) AV / Revenue (2023E) 19.1x 17.9x 3.0x 2.1x (1) Source: Company estimates, subject to change; street estimates; based on latest disclosed financials and available estimates; market data as of 7/9/2021 (1) Reflects Total Generated Premium multiple (2) Reflects Gross Earned Premium multiple 66